UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

NGL Energy Partners LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

Todd E. Molz

Managing Director and General Counsel

Oaktree Capital Group Holdings GP, LLC

333 South Grand Avenue, 28th Floor

Los Angeles, California 90071

(213) 830-6300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar NGL Prism/IV-A Interco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 3,938,046

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 3,938,046

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,938,046

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.1%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar NGL Main Interco LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 2,737,546

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 2,737,546

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,737,546

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 2.1%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons NGL CIV A, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,804,860

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,804,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,804,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.4%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons NGL Prism/IV-A Blocker LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,451,214

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,451,214

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,451,214

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 1.1%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar Capital NGL Co-Invest Manager LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,804,860

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,804,860

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,804,860

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.4%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar Capital GP IV, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,931,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,931,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,931,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person PN

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar Capital GP IV, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,931,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,931,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,931,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Highstar Capital GP IV Holdings

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,931,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,931,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,931,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person CO

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Fund GP II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,931,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,931,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,931,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person PN

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Capital II, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,931,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,931,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,931,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person PN

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,931,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,931,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,931,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person CO

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Capital Group, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,931,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,931,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,931,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107		13D

1	Names of Reporting Persons Oaktree Capital Group Holdings GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 13,931,666

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 13,931,666

11	Aggregate Amount Beneficially Owned by Each Reporting Person 13,931,666

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.1%

14	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 62913M107	13D

Explanatory Note

This Amendment No. 1 to Schedule 13D (this “Amendment No. 1”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on March 22, 2019 (the “Schedule 13D”), relating to Common Units Representing Limited Partner Interests (the “Common Units”), of NGL Energy Partners LP, a Delaware corporation (the “Issuer”) whose principal executive offices are located at 6120 South Yale Avenue, Suite 805, Tulsa, Oklahoma that would be acquired upon a conversion of the Class A 10.75% Convertible Preferred Units. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.           Purpose of Transaction.

Item 4 of the Schedule 13D is amended and supplemented by adding the following:

On April 2, 2019, the Issuer delivered a notice of redemption (the “Redemption Notice”) for 7,468,874 shares of the Preferred Units. Pursuant to the Redemption Notice, on April 5, 2019, 7,468,874 Preferred Units held by reporting person were redeemed for $13.7678 per Preferred Unit, or an aggregate of $102,829,963. Also on April 5, 2019, Highstar Prism, Highstar Main, NGL CIV and NGL Blocker exercised warrants to purchase 412,237, 286,567, 607,654 and 151,913 Common Units, respectively, in accordance with the warrant terms at an exercise price of $0.01 per Common Unit.

Item 5.           Interest in Securities of the Issuer.

Item 5(a) - (b) of the Schedule 13D is amended and restated in its entirety by inserting the following information:

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of Common Units and percentage of Common Units beneficially owned by each of the Reporting Persons, as well as the number of Common Units as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 124,033,723 Common Units outstanding on February 4, 2019, and

CUSIP No. 62913M107	13D

assumes the conversion of the Preferred Units owned by the Reporting Persons into Common Units on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Highstar NGL Prism/IV-A Interco LLC	3,938,046	3.1%	0	3,938,046	0	3,938,046
Highstar NGL Main Interco LLC	2,737,546	2.1%	0	2,737,546	0	2,737,546
NGL CIV A, LLC	5,804,860	4.4%	0	5,804,860	0	5,804,860
NGL Prism/IV-A Blocker LLC	1,451,214	1.1%	0	1,451,214	0	1,451,214
Highstar Capital NGL Co-Invest Manager LLC	5,804,860	4.4%	0	5,804,860	0	5,804,860
Highstar Capital GP IV, L.P.	13,931,666	10.1%	0	13,931,666	0	13,931,666
Highstar Capital GP IV, LLC	13,931,666	10.1%	0	13,931,666	0	13,931,666
Highstar Capital GP IV Holdings	13,931,666	10.1%	0	13,931,666	0	13,931,666
Oaktree Fund GP II, L.P.	13,931,666	10.1%	0	13,931,666	0	13,931,666
Oaktree Capital II, L.P.	13,931,666	10.1%	0	13,931,666	0	13,931,666
Oaktree Holdings, Inc.	13,931,666	10.1%	0	13,931,666	0	13,931,666
Oaktree Capital Group, LLC	13,931,666	10.1%	0	13,931,666	0	13,931,666
Oaktree Capital Group Holdings GP, LLC	13,931,666	10.1%	0	13,931,666	0	13,931,666

Highstar Prism, Highstar Main, NGL CIV and NGL Blocker are the record holders of 412,237, 286,567, 607,654 and 151,913 Common Units, respectively. In addition, Highstar Prism, Highstar Main, NGL CIV and NGL Blocker are the record holders of 3,525,809, 2,450,979, 5,197,206 and 1,299,301 Preferred Units, respectively.

Highstar Co-Invest is the managing member of NGL CIV and as a result may be deemed to share beneficial ownership of the securities held of record by NGL CIV.

Highstar GP IV is one of two members of Highstar Prism and is the non-member manager of the other member. In addition, Highstar GP IV is the non-member manager of Highstar Main and is the managing member of NGL Blocker and Highstar Co-Invest. As a result, Highstar GP IV may deemed to share beneficial ownership of the securities held of record by each of the Purchasers.

Oaktree Capital Group Holdings GP, LLC is the duly elected manager of Oaktree Capital Group, LLC, which is the sole shareholder of Oaktree Holdings, Inc., which is the general partner of Oaktree Capital II, L.P., which is the general partner of Oaktree Fund GP II, L.P., which is the sole shareholder of Highstar Capital GP IV Holdings, which is the sole member of Highstar Capital GP IV, LLC, which is the general partner of Highstar GP IV. Oaktree Capital Group Holdings GP, LLC is a limited liability company managed by the OCGH GP Members. As a result, each of the foregoing entities and individuals may be deemed to share beneficial

CUSIP No. 62913M107	13D

ownership of the securities beneficially owned by Highstar GP IV. Each such entity or person disclaims any such beneficial ownership of such securities.

(c)           Except as reported in Item 4 above, since the initial filing of the Schedule 13D none of the Reporting Persons or the OCGH GP Members has effected any transactions in the Common Units.

(d)           None.

(e)           Not applicable.

CUSIP No. 62913M107	13D

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:      April 9, 2019

Highstar NGL Prism/IV-A Interco LLC
By: Highstar Capital GP IV, L.P., its managing member
By: Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Highstar NGL Main Interco LLC
By: Highstar Capital GP IV, L.P., its manager
By: Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

NGL CIV A, LLC
By: Highstar Capital NGL Co-Invest Manager LLC, its managing member
By: Highstar Capital GP IV, L.P., its managing member
By: Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

CUSIP No. 62913M107	13D

NGL Prism/IV-A Blocker LLC

By: Highstar Capital GP IV, L.P., its managing member
By: Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Highstar Capital NGL Co-Invest Manager LLC
By: Highstar Capital GP IV, L.P., its managing member
By: Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Highstar Capital GP IV, L.P.
By: Highstar Capital GP IV, LLC, its general partner

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Highstar Capital GP IV, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Highstar Capital GP IV Holdings
By: Oaktree Capital Management, L.P., its director

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Vice President

CUSIP No. 62913M107	13D

Oaktree Fund GP II, L.P.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Oaktree Capital II, L.P.
By: Oaktree Holdings, Inc., its general partner

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Oaktree Holdings, Inc.

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Oaktree Capital Group, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory

Oaktree Capital Group Holdings GP, LLC

By:	/s/ Henry Orren
Name:	Henry Orren
Title:	Authorized Signatory